UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 333-189581

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION KEWAUNEE UNION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOMINION RESOURCES, INC.

120 Tredegar Street

Richmond, VA 23219

DOMINION KEWAUNEE UNION SAVINGS PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Benefits Committee

of Dominion Resources, Inc. and the Participants

of the Dominion Kewaunee Union Savings Plan

Richmond, Virginia

We have audited the accompanying statements of net assets available for benefits of Dominion Kewaunee Union Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2013, and (2) reportable transactions for the year ended December 31, 2013, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Richmond, Virginia
June 30, 2014

DOMINION KEWAUNEE UNION SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS:
Investments at Fair Value:
Participant-directed investments	$12,158,012	$12,780,752
Nonparticipant-directed investments	3,321,368	3,881,700

Total investments	15,479,380	16,662,452

Receivables:
Notes receivable from participants	53,697	154,608
Participant contributions	22,514	22,609
Employer contributions	5,311	15,385
Accrued investment income	2	—
Receivables for securities sold	—	96,199

Total receivables	81,524	288,801

Total assets	15,560,904	16,951,253

LIABILITIES:
Payables for securities purchased	—	96,505
Other liabilities	6,386	—

Total liabilities	6,386	96,505

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	15,554,518	16,854,748

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(8,682)	(33,218)

NET ASSETS AVAILABLE FOR BENEFITS	$15,545,836	$16,821,530

See notes to financial statements.

DOMINION KEWAUNEE UNION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2013

ADDITIONS:
Contributions:
Participant contributions	$1,406,706
Employer contributions	454,946
Rollover contributions	205,298

Total contributions	2,066,950

Investment Income:
Interest	65
Dividends	192,965
Net appreciation in fair value of investments	1,689,991
Income from Master Trust	1,515,895

Total investment income	3,398,916

Interest income on notes receivable from participants	5,460

Total additions	5,471,326

DEDUCTIONS:
Benefits paid to participants	5,840,221
Administrative expenses	8,674

Total deductions	5,848,895

NET DECREASE IN NET ASSETS BEFORE TRANSFERS	(377,569)

TRANSFER OF PARTICIPANTS’ ASSETS FROM THE PLAN	(898,125)

NET DECREASE IN NET ASSETS	(1,275,694)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	16,821,530

End of year	$15,545,836

See notes to financial statements.

DOMINION KEWAUNEE UNION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012, AND FOR THE YEAR ENDED DECEMBER 31, 2013

1.	DESCRIPTION OF PLAN

The following description of the Dominion Kewaunee Union Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

a.	General—The Plan is a defined contribution plan covering union-eligible employees of Dominion Energy Kewaunee, Inc. (the Employer) represented by the International Union of Operating Engineers Local 310, who are 18 years of age or older, regular full-time or part-time employees and are scheduled to work at least 1,000 hours per year. Dominion Resources, Inc. (Dominion or the Company) is the designated Plan sponsor. The Plan administrator is Dominion Resources Services, Inc., a subsidiary of Dominion. The Bank of New York Mellon (BNY Mellon) served as the trustee of the Plan through December 31, 2012. Effective January 1, 2013, The Northern Trust Company (Northern Trust) succeeded BNY Mellon as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

b.	Contributions—Participants may contribute not less than 1% and not more than 30% of their eligible earnings, all of which may be on a tax-deferred basis. Employee contributions are subject to certain Internal Revenue Code (IRC) limitations. The Employer may, at its discretion, contribute a supplemental contribution of 2% of eligible earnings per pay period in the form of Dominion stock. In addition, the Employer may, at its discretion, contribute base contributions in the form of Dominion stock with a fair market value of 1.7% of the participant’s base compensation per pay period. In 2013 and 2012, both supplemental and base Employer contributions were made.

c.	Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account includes the effect of the participant’s contributions and withdrawals, as applicable, and allocations of the Employer contributions, Plan earnings or losses, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Individual participant accounts invested in the Dominion Stock Fund, the Common Collective Trust Funds and the separately managed accounts and Common Collective Trusts within the Master Trust are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. The various funds earn dividends and interest, which are automatically reinvested within the funds except for Dominion Stock Fund. See Note 1.i. Flexible Dividend Options for more information about dividends on the Dominion Stock Fund. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

d.	Participants—Each employee is eligible to participate in the Plan and make employee contributions on an entirely voluntary basis. Participation by an employee becomes effective immediately upon enrollment in the Plan.

e.	Vesting—Participants become immediately vested in their own contributions and Employer contributions, and the earnings on those amounts.

f.	Investment Options

•	Participant Contributions—Upon enrollment in the Plan, a participant may direct his or her contributions in any option in 1% increments totaling to 100%. Changes in investment options may be made at any time and participant investment election changes become effective with the subsequent pay period. However, if the participant has not made investment directions at the time the contribution is made, the participant contributions will be automatically invested in the Target Date Retirement Trust corresponding with the participant’s age (assuming retirement at age 65). The Plan provides for employee contributions to be invested in the following:

•	Dominion Stock Fund(1)

•	Interest in Master Trust(2):

Stable Value Fund

Large Cap Value Fund

Large Cap Growth Fund

Small Cap Value Fund

Real Estate Fund

Intermediate Bond Fund(3)

S&P 500 Index Fund(3)

Extended Equity Market Index Fund(3)

Russell 2000 Growth Index Fund(3)

•	Common Collective Trusts(3):

Target Retirement Income Trust I(4)

Target Retirement 2015 Trust I(5)

Target Retirement 2020 Trust I(5)

Target Retirement 2025 Trust I(5)

Target Retirement 2030 Trust I(5)

Target Retirement 2035 Trust I(6)

Target Retirement 2040 Trust I(6)

Target Retirement 2045 Trust I(6)

Target Retirement 2050 Trust I(6)

Target Retirement 2055 Trust I(6)

•	Mutual Fund:

International Equity Fund(7)

(1)	The Fund invests primarily in Dominion common stock.
(2)	See Plan Interest in Master Trust in Note 5 for details about the related investment strategies.
(3)	These Funds do not have any unfunded commitments, and do not have any applicable liquidation periods or defined terms/periods to be held. The Plan may generally sell assets from the Trusts to satisfy participant payment obligations (assets are redeemable daily) and may transfer assets from the Trusts to other investment options based on participant elections (overnight liquidity is generally available).
(4)	The Target Retirement Income Trust is designed for investors with an intermediate-term investment horizon (at least three to five years) who are seeking a high level of current income. Normal investment mix includes 70% bonds and 30% stocks.
(5)	These Target Date Retirement Trusts are designed for investors seeking to retire between 2013 and 2032 and to provide for a reasonable level of income and long-term growth of capital and income. Normal investment mix: 2015 Trust I—45% bonds and 55% stock; 2020 Trust I—37% bonds and 63% stocks; 2025 Trust I—29% bonds and 71% stocks; and 2030 Trust I—22% bonds and 78% stocks.
(6)	These Target Date Retirement Trusts are designed for investors seeking to retire between 2033 and 2057, and who seek long-term growth of capital and income. Normal investment mix: 2035 Trust I—14% bonds and 86% stocks; and 2040 Trust I, 2045 Trust I, 2050 Trust I and 2055 Trust I—10% bonds and 90% stocks.

(7)	The International Equity Fund invests in a diverse group of strong, undervalued companies which the investment manager believes exhibit growing earnings based primarily in Europe and the Pacific Basin, ranging from small firms to large corporations.

•	Employer Contributions—Employer contributions are deposited in the Dominion Stock Fund and are designated as nonparticipant-directed investments. Participants may transfer 100% of the value of their nonparticipant-directed Dominion Stock Fund investments at any time. Upon transfer, such investments are considered participant-directed.

g.	Participant Loans—Participants are eligible to secure loans against their plan account. Participants are limited to one outstanding primary residence loan and one outstanding general purpose loan with maximum repayment periods of 20 years and 5 years, respectively. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of:

•	50% of the vested account balance, or

•	$50,000 (reduced by the maximum outstanding loan balance during the prior 12 months)

The loans are interest-bearing at the prime rate of interest plus 2%. The rate is determined at the beginning of each month if a change has occurred in the prime rate. However, the rate is fixed at the inception of the loan for the life of the loan.

Participants make principal and interest payments to the Plan through payroll deductions. Any defaults in loans result in a reclassification of the remaining loan balances as taxable distributions to the participants.

h.	Payment of Benefits—On termination of service, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or defer the payment to a future time no later than the year in which the participant attains age 70 1⁄2. If the participant retires from the Company, he or she may elect to receive installment payments. There were no amounts payable to participants at December 31, 2013 or 2012.

i.	Flexible Dividend Options—Participants are given the choice of (1) receiving cash dividends paid on vested shares held in their Dominion Stock Fund or (2) reinvesting the dividends in the Dominion Stock Fund.

j.	Plan Changes—Effective October 29, 2013, the Small Cap Growth Fund’s underlying assets were transferred to the Russell 2000 Growth Index Fund within the Master Trust. Northern Trust replaced Cadence Capital Management as the fund’s investment manager. The “passively managed” approach for the Russell 2000 Growth Index Fund resulted in lower annual management fees.

Effective July 31, 2013, the Vanguard Target Date Retirement Funds were transferred out of the Vanguard Target Date Retirement Trust II and into the Vanguard Target Date Retirement Trust I, which both have the same investment strategies, resulting in lower annual investment manager fees.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

b.	Use of Estimates—The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein. Actual results could differ from those estimates.

c.	Risks and Uncertainties—The Plan utilizes various investment instruments, including the Dominion Stock Fund, Common Collective trusts and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

d.	Valuation of Investments—The Plan’s investments are stated at fair value. See Note 6 for further information on fair value measurements. Investment contracts held by a defined contribution plan are required to be reported at fair value; however, contract value is the relevant measurement attribute for that portion of the net assets available for benefits that is attributable to fully benefit-responsive investment contracts. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan’s interest in the Master Trust includes a separately managed Stable Value Fund that is considered to be fully benefit-responsive. The Plan interest in the Master Trust is included at fair value in participant-directed investments in the statement of net assets available for benefits and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is prepared using the contract value basis. See Note 5 for further information.

e.	Notes Receivable from Participants—Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

f.	Investment Income—Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Net investment income from Common Collective trust fund and mutual fund holdings includes dividend income and realized and unrealized appreciation (depreciation).

Management fees and operating expenses charged to the Plan for investments in Common Collective trust funds and mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

g.	Administrative Expenses—As permitted by law, the reasonable administrative costs of the Plan are paid from the Plan’s Trust. Dominion pays any administrative costs that are not charged to the Plan. In addition, participants who elect to participate in a financial advisory program offered by the Plan will have administrative fees deducted from their account.

h.	Payment of Benefits—Distributions from the Plan are recorded when a participant’s valid withdrawal request is distributed by the recordkeeper.

i.	Transfers—In addition to the Plan, Dominion also sponsors several other savings plans for employees of Dominion and certain of its subsidiaries which do not participate in this Plan. If participants change employment among Dominion and its covered subsidiaries during the year, their account balances are transferred into the corresponding plan. For the year ended December 31, 2013, the Plan transferred $898,125 of participants’ assets to other plans.

j.	Excess Contributions Payable—The Plan is required to return to Plan participants any contributions received during the Plan year in excess of the IRC limits.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2013 and 2012 are as follows:

	2013	2012
Dominion Stock Fund:
Participant-directed—18,207 units in 2013, did not represent 5% or more of the Plan’s net assets in 2012	$1,177,822	$—
Nonparticipant-directed—51,343 and 74,937 units, respectively	3,321,368	3,881,700
Interest in Stable Value Fund, 82,619 and 85,795 units, respectively	1,922,028	2,000,255
International Equity Fund, 23,190 and 31,397 shares, respectively	1,137,001	1,292,925
Interest in S&P 500 Index Fund, 57,779 and 89,984 units, respectively	1,034,087	1,216,844
Interest in Extended Equity Market Index Fund, 34,922 and 53,208 units, respectively	1,032,807	1,141,346
Interest in Intermediate Bond Fund, 48,188 units in 2012, did not represent 5% or more of the Plan’s net assets in 2013	—	998,005
Interest in Small Cap Value Fund, 73,155 units in 2013, did not represent 5% or more of the Plan’s net assets in 2012	779,002	—

During the year ended December 31, 2013, the Plan’s investments excluding those held in the Master Trust (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Investments at Fair Value:
Dominion Stock Fund	$1,041,951

Common Collective Trust Funds:
Target Retirement Income Trust I(1)	9,997
Target Retirement 2015 Trust I(1)	47,202
Target Retirement 2020 Trust I(1)	35,494
Target Retirement 2025 Trust I(1)	45,975
Target Retirement 2030 Trust I(1)	62,937
Target Retirement 2035 Trust I(1)	59,527
Target Retirement 2040 Trust I(1)	56,357
Target Retirement 2045 Trust I(1)	62,364
Target Retirement 2050 Trust I(1)	25,167
Target Retirement 2055 Trust I(1)	17,661

422,681

Mutual Fund:
International Equity Fund	225,359

Net appreciation in fair value of investments	$1,689,991

(1)	In July 2013, the Vanguard Target Date Retirement Funds were transferred out of the Vanguard Target Date Retirement Trust II and into the Vanguard Target Date Retirement Trust I. The amount disclosed reflects the appreciation in value of both Trust I and Trust II Funds.

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about net assets and the significant components of changes in net assets relating to nonparticipant-directed investments as of December 31, 2013 and 2012, and for the year ended December 31, 2013, is as follows:

	December 31, 2013	December 31, 2012

Net assets—Dominion Stock Fund	$3,321,368	$3,881,700

Year Ended December 31, 2013
Changes in Net Assets:
Dividends	$142,395
Net appreciation in fair value of investments	825,006
Employer contributions	454,946
Benefits paid to participants	(1,448,443)
Administrative expense	(151,415)
Participant transfers, net	(382,821)

Net change	(560,332)
Dominion Stock Fund—Beginning of year	3,881,700

Dominion Stock Fund—End of year	$3,321,368

5.	PLAN INTEREST IN MASTER TRUST

The Plan’s investments in the Stable Value Fund, the Large Cap Value Fund, the Large Cap Growth Fund, the Small Cap Value Fund, the Real Estate Fund, the Intermediate Bond Fund, the S&P 500 Index Fund, the Extended Equity Market Index Fund and the Russell 2000 Growth Index Fund are held in a Master Trust that was established for the investment of assets for the Plan and other employee benefit plans of Dominion and its subsidiaries. In October 2013, the Small Cap Growth Fund’s underlying assets were transferred to the Russell 2000 Growth Index Fund within the Master Trust. Northern Trust held the assets of the Master Trust as of December 31, 2013.

In 2013, the presentation related to the Intermediate Bond Fund, the S&P 500 Index Fund and the Extended Equity Market Index Fund was revised to present these as investments in the Master Trust. In the past, these investments were presented as investments outside of the Master Trust. The 2012 presentation has been conformed to the 2013 presentation.

Stable Value Fund—As of December 31, 2013 and 2012, the Plan’s interest in the net assets of the Fund was less than 1%. Investment income and administrative expenses relating to the Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The Fund invests primarily in cash equivalents and two types of synthetic guaranteed investment contracts (GICs) described below, which are stated at fair value and then adjusted to contract value. The fair value of synthetic GICs is based on quoted market prices and a fair value estimate of the wrapper contract. Fair market value of the wrapper is estimated by Standish Mellon, the Fund’s investment manager, using an internal model. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses.

(1)	Fixed Maturity Synthetic Guaranteed Investment Contracts—General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the Master Trust and a benefit-responsive, book value wrap contract purchased for its portfolio. The wrap contract provides book value accounting for the asset, so that book value, benefit-responsive payments would be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetic GICs are held to maturity. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and the contract will have an interest crediting rate not less than 0%.

Variable synthetic GICs consist of an asset or collection of assets that are managed by a bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the Fund. The contract is benefit-responsive and provides next day liquidity at book value. The crediting rate on this product resets every quarter based on the then current market index rates and an investment spread. The investment spread is established at time of issuance and is guaranteed by the issuer for the life of the investment.

(2)	Constant Duration Synthetic Guaranteed Investment Contracts—Constant duration synthetic GICs consist of a portfolio of securities owned by the Master Trust and a benefit-responsive, book value wrap contract purchased for its portfolio. As of December 31, 2013 and 2012, the portfolio of securities includes 1-3 Year Credit Bond Index Fund, 1-3 Year Government Bond Index Fund, Asset-Backed Securities Index Fund, Commercial Mortgage-Backed Securities Index Fund, Government Bond Index Fund, Credit Bond Index Fund and Mortgage-Backed Securities Index Fund. The redemption frequency of the Funds is daily liquidity. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, so that book value, benefit-responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and the contract will have an interest crediting rate of not less than 0%.

The following are the investment strategies for each portfolio of securities:

•	1-3 Year Credit Bond Index Fund—Each 1-3 Year Credit Bond Index Fund shall be invested and reinvested primarily in a portfolio of debt securities with the objective of approximating as closely as practicable the returns of the short-term sector of the United States fixed income market as defined by the Barclays U.S. 1-3 Year Credit Index.

•	1-3 Year Government Bond Index Fund—Each 1-3 Year Government Bond Index Fund shall be invested and reinvested primarily in a portfolio of debt securities with the objective of approximating as closely as practicable the returns of the short-term sector of the United States fixed income market as defined by the Barclays 1-3 Year Government Bond Index.

•	Asset-Backed Securities Index Fund—Each Asset-Backed Securities Index Fund shall be invested and reinvested primarily in a portfolio of debt securities with the objective of approximating as closely as practicable the total rate of return of the Barclays Aggregate Asset-Backed Securities Index.

•	Commercial Mortgage-Backed Securities Index Fund—Each Commercial Mortgage-Backed Securities Index Fund shall be invested and reinvested primarily in mortgage-backed securities collateralized by loans which are secured by income-producing commercial real estate with the objective of approximating as closely as practicable the total rate of return of that portion of the Barclays Commercial Mortgage-Backed Securities Index which is included in the Barclays Aggregate Bond Index.

•	Government Bond Index Fund—Each Government Bond Index Fund shall be invested and reinvested primarily in a portfolio of debt securities with the objective of approximating as closely as practicable the total rate of return for all outstanding United States Treasury government bonds as defined by the Barclays Government Bond Index. Investment manager, in its discretion, may divide such a Collective Fund into an intermediate-term division consisting of United States government bonds with maturities between one and ten years and a long-term division consisting of United States government bonds with maturities greater than ten years. Each of these divisions shall be accounted for as separate Collective Funds.

•	Credit Bond Index Fund—Each Credit Bond Index Fund shall be invested and reinvested primarily in debt securities with the objective of approximating as closely as practicable the total rate of return of the United States market for all outstanding investment grade corporate bonds as defined by the Barclays Credit Bond Index. Investment manager, in its discretion, may divide such a Collective Fund into an intermediate-term division consisting of corporate bonds with maturities between one and ten years and a long-term division consisting of corporate bonds with maturities greater than ten years. Each of these divisions shall be accounted for as separate Collective Funds.

•	Mortgage-Backed Securities Index Fund—Each Mortgage-Backed Securities Index Fund shall be invested and reinvested primarily in mortgage-backed securities with the objective of approximating as closely as practicable the total rate of return of the Barclays Mortgage-Backed Securities Index.

Certain Plan-initiated events, such as plan termination, bankruptcy and mergers, may limit the ability of the Plan to transact at contract value. In general, issuers may terminate the contracts and settle at other than contract value if the qualification status of the Plan changes, there is a breach of material obligations under the contract and misrepresentation by the contract holder, or the underlying portfolio fails to conform to the pre-established investment guidelines. The Plan Sponsor does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

Average yields:

	2013	2012

Based on annualized earnings*	0.97%	1.24%
Based on interest rate credited to participants**	0.43%	0.86%

*	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.
**	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

The following tables present the value of the undivided investments and related investment income in the Stable Value Fund:

	December 31, 2013	December 31, 2012

GICs and Wrapper Contracts	$232,668,837	$236,794,388
Cash equivalents	391,071,046	393,212,218
Interest receivable	—	602,104
Payables	(97,104)	—

Total at fair value	623,642,779	630,608,710
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(2,816,999)	(10,472,421)

Total at contract value	$620,825,780	$620,136,289

At December 31, 2013 and 2012, the Plan’s interest in the net assets at fair value of the Fund was $1,922,028 and $2,000,255, respectively.

Investment income for the Stable Value Fund was as follows:

Year Ended December 31, 2013

Interest	$6,203,862

The Plan’s interest in the investment income of the Fund was $23,550.

Large Cap Value Fund—As of December 31, 2013 and 2012, the Plan’s interest in the net assets of the Fund was approximately 1%. The Fund invests primarily in corporate stocks, which are stated at fair value based on the closing sales price reported on the New York Stock Exchange (NYSE) on the last business day of the Plan year. The Fund invests in large-cap companies, defined by inclusion in the broader Russell 1000 Index, which the Fund manager believes are undervalued relative to other companies in the index. Investment income and expenses relating to the Fund are allocated to the individual plans based upon average monthly balances invested by each participant.

The following tables present the value of the undivided investments and related investment income in the Large Cap Value Fund:

	December 31, 2013	December 31, 2012

Corporate stocks	$60,700,060	$44,547,996
Cash equivalents	1,232,571	623,909
Receivables	32,371	29,954

Total	$61,965,002	$45,201,859

At December 31, 2013 and 2012, the Plan’s interest in the net assets of the Fund was $583,873 and $568,584, respectively.

Investment income for the Large Cap Value Fund was as follows:

Year Ended December 31, 2013

Interest	$3,532
Dividends	1,222,070
Net investment appreciation	13,527,920

Total	$14,753,522

The Plan’s interest in the investment income of the Fund was $174,225.

Large Cap Growth Fund—As of December 31, 2013 and 2012, the Plan’s interest in the net assets of the Fund was approximately 1%. The Fund invests primarily in corporate stocks, which are stated at fair value based on the closing sales price reported on the NYSE on the last business day of the Plan year. The Fund invests in high-quality large-cap companies with proprietary products or services, productive research and development, and/or barriers to entry, and above-market earnings potential. Investment income and expenses relating to the Fund are allocated to the individual plans based upon average monthly and quarterly balances, respectively, invested by each participant.

The following tables present the value of the undivided investments and related investment income in the Large Cap Growth Fund:

	December 31, 2013	December 31, 2012

Corporate stocks	$95,030,128	$72,324,383
Cash equivalents	1,689,816	647,634
Receivables	—	92,188
Payables	(79,872)	—

Total	$96,640,072	$73,064,205

At December 31, 2013 and 2012, the Plan’s interest in the net assets of the Fund was $767,937 and $741,586, respectively.

Investment income for the Large Cap Growth Fund was as follows:

Year Ended December 31, 2013

Interest	$3,793
Dividends	674,159
Net investment appreciation	23,882,487

Total	$24,560,439

The Plan’s interest in the investment income of the Fund was $228,738.

Small Cap Value Fund—As of December 31, 2013 and 2012, the Plan’s interest in the net assets of the Fund was approximately 1%. The Fund invests primarily in corporate stocks, which are stated at fair value based on the closing sales price reported on the NYSE on the last business day of the Plan year. The Fund invests in undervalued small-cap stocks in an effort to identify investments offering the potential of modest outperformance. Investment income and expenses relating to the Fund are allocated to the individual plans based upon average monthly and quarterly balances, respectively, invested by each participant.

The following tables present the value of the undivided investments and related investment income in the Small Cap Value Fund:

	December 31, 2013	December 31, 2012

Corporate stocks	$87,443,125	$64,139,909
Cash equivalents	1,581,156	1,133,163
Receivables	—	63,561
Payables	(63,531)	—

Total	$88,960,750	$65,336,633

At December 31, 2013 and 2012, the Plan’s interest in the net assets of the Fund was $779,002 and $658,563, respectively.

Investment income for the Small Cap Value Fund was as follows:

Year Ended December 31, 2013

Interest	$4,706
Dividends	1,266,162
Net investment appreciation	20,617,672

Total	$21,888,540

The Plan’s interest in the investment income of the Fund was $204,830.

Small Cap Growth Fund—In October 2013, the Small Cap Growth Fund’s underlying assets were transferred to the Russell 2000 Growth Index Fund within the Master Trust. As of December 31, 2012, the Plan’s interest in the net assets of the Fund was approximately 1%. The Fund invested primarily in corporate stocks, which were stated at fair value based on the closing sales price reported on the NYSE on the last business day of the Plan year. The Fund invested in small-cap growth companies by focusing on companies which the investment manager believed exhibited strong and sustainable earnings growth and improving fundamentals. Investment income and expenses relating to the Fund were allocated to the individual plans based upon average monthly and quarterly balances, respectively, invested by each participant.

The following tables present the value of the undivided investments and related investment income in the Small Cap Growth Fund:

	December 31, 2013	December 31, 2012

Corporate stocks	$—	$71,400,010
Cash equivalents	—	1,595,711
Payables	—	(852,692)

Total	$—	$72,143,029

At December 31, 2012, the Plan’s interest in the net assets of the Fund was $546,195.

Investment income for the Small Cap Growth Fund was as follows:

Year Ended December 31, 2013

Interest	$7,705
Dividends	554,115
Net investment appreciation	22,774,811

Total	$23,336,631

The Plan’s interest in the investment income of the Fund was $157,241.

Real Estate Fund—As of December 31, 2013 and 2012, the Plan’s interest in the net assets of the Fund was approximately 1%. The Fund invests primarily in equity securities of real estate business companies, which are stated at fair value based on the closing sales price reported on the NYSE on the last business day of the Plan year. The Fund employs a value-driven approach to invest in equity securities of companies that are in the U.S. real estate business. The focus is on real estate investment trusts (REITs), as well as real estate operating companies. The Fund is diversified among property types and geographic regions primarily within the U.S. Investment income and expenses relating to the Fund are allocated to the individual plans based upon average monthly balances invested by each participant.

The following tables present the value of the undivided investments and related investment income in the Real Estate Fund:

	December 31, 2013	December 31, 2012

Corporate stocks	$59,237,166	$63,187,735
Cash equivalents	1,263,608	1,738,505
Receivables	192,906	246,490

Total	$60,693,680	$65,172,730

At December 31, 2013 and 2012, the Plan’s interest in the net assets of the Fund was $391,597 and $728,686, respectively.

Investment income for the Real Estate Fund was as follows:

Year Ended December 31, 2013

Interest	$1,931
Dividends	2,348,614
Net investment depreciation	(166,183)

Total	$2,184,362

The Plan’s interest in the investment income of the Fund was $28,492.

Intermediate Bond Fund—As of December 31, 2013 and 2012, the Plan’s interest in the net assets of the Fund was approximately 1%. The Fund invests in fixed income mutual funds that invest in U.S. government securities, corporate debt instruments, other debt instruments and money market investments which are stated at fair value based on the closing sales price reported on the pertinent exchanges on the last business day of the Plan year. The weighted average maturity of the portfolio is benchmarked to the Barclays U.S. Aggregate Bond Index, a proxy for the bond market. Investment income and expenses relating to the Fund are allocated to the individual plans based upon average monthly balances invested by each participant.

The Intermediate Bond Fund consists of these portfolios of securities owned by the Master Trust and the strategies below are stated on the prospectus:

•	PIMCO Mortgage Portfolio—The Portfolio seeks maximum total return, consistent with prudent investment management, by investing under normal circumstances at least 80% of its assets in a diversified portfolio of mortgage-related securities of varying maturities, which may be represented by options, futures contracts, swap agreements, or asset-backed securities (“ABS”).

•	PIMCO U.S. Government Sector Portfolio—The Portfolio seeks maximum total return, consistent with prudent investment management, by investing under normal circumstances at least 80% of its assets in a portfolio of U.S. government securities of varying maturities, or in securities that provide exposure to the U.S. government securities sector, such as options, futures contracts, swap agreements, or mortgage-backed securities (“MBS”).

•	PIMCO Investment Grade Corporate Portfolio—The Portfolio seeks maximum total return, consistent with prudent investment management, by investing under normal circumstances at least 80% of its assets in a portfolio of investment grade corporate fixed income investments of varying maturities, which may be represented by options, futures contracts, and/or swap agreements.

•	PIMCO Real Return Portfolio—The Portfolio seeks maximum total return, consistent with prudent investment management, by investing under normal circumstances at least 80% of its net assets in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or instrumentalities, and corporations, which may be represented by options, futures contracts, or swap agreements.

•	PIMCO Short-Term Floating NAV Portfolio II—The Portfolio seeks maximum current income, consistent with preservation of capital and daily liquidity, by investing under normal circumstances at least 65% of its total assets in a diversified portfolio of Fixed Income Instruments of varying maturities, which may be represented by forwards. “Fixed Income Instruments” include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private sector entities.

•	PIMCO International Portfolio—The Portfolio seeks maximum total return, consistent with prudent investment management, by investing under normal circumstances at least 80% of its net assets in a portfolio of Fixed Income Instruments of non-U.S. issuers, representing at least three non-U.S. countries or currencies, which may be represented by options, futures contracts, swap agreements, MBS, or ABS. “Fixed Income Instruments” include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities.

•	PIMCO Emerging Markets Portfolio—The Portfolio seeks maximum total return, consistent with investing under normal circumstances at least 80% of its assets in a portfolio of Fixed Income Instruments that economically are tied to emerging market countries, which may be represented by options, futures contracts, swap agreements, MBS, or ABS. “Fixed Income Instruments” include bonds, debt securities and other similar instruments issued by various U.S. and non- U.S. public- or private-sector entities.

•	PIMCO Asset-Backed Securities Portfolio—The Portfolio seeks maximum total return, consistent with prudent investment management, by investing under normal circumstances at least 80% of its assets in a portfolio of ABS of varying maturities, which may be represented by options, futures contracts, or swap agreements. Assets not invested in ABS may be invested in other types of Fixed Income Instruments. “Fixed Income Instruments” include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities.

•	PIMCO Short-Term Portfolio—The Portfolio seeks maximum total return, consistent with preservation of capital and liquidity, by investing under normal circumstances at least 65% of its total assets in a diversified portfolio of Fixed Income Instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. “Fixed Income Instruments” include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities.

•	PIMCO High Yield Portfolio—The Portfolio seeks maximum total return, consistent with prudent investment management, by investing under normal circumstances at least 80% of its assets in a diversified portfolio of high yield securities (“junk bonds”), which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements, rated below investment grade by Moody’s Investors Service, Inc. (“Moody’s”), or equivalently rated by Standard & Poor’s Rating Services (“S&P”) or Fitch, Inc. (“Fitch”), or, if unrated, determined by PIMCO to be of comparable quality.

•	PIMCO Municipal Sector Portfolio—The Portfolio seeks maximum total return, consistent with prudent investment management, by investing under normal circumstances at least 80% of its assets in a portfolio of fixed income securities of varying maturities issued by or on behalf of states and local governments and their agencies, authorities and other instrumentalities (“Municipal Securities”), or in instruments that provide exposure to the Municipal Securities sector, such as options, futures contracts, or swap agreements.

The following tables present the value of the undivided investments and related investment loss in the Intermediate Bond Fund:

	December 31, 2013	December 31, 2012

PIMCO Mortgage Portfolio	$28,787,813	$45,081,414
PIMCO U.S. Government Sector Portfolio	16,306,350	21,360,667
PIMCO Investment Grade Corporate Portfolio	15,823,674	22,312,017
PIMCO Real Return Portfolio	13,660,758	20,133,943
PIMCO Short-Term Floating NAV Portfolio II	10,914,559	8,402,024
PIMCO International Portfolio	8,690,002	11,618,517
PIMCO Emerging Markets Portfolio	3,296,656	4,583,128
PIMCO Asset-Backed Securities Portfolio	2,516,225	3,147,005
PIMCO Short-Term Portfolio	2,249,245	2,926,853
PIMCO High Yield Portfolio	2,189,254	2,793,652
PIMCO Municipal Sector Portfolio	1,081,813	1,518,136
Cash	212,222	666,524
Payables	(81,460)	(66,102)

Total	$105,647,111	$144,477,778

At December 31, 2013 and 2012, the Plan’s interest in the net assets of the Fund was $524,117 and $998,005, respectively.

Investment loss for the Intermediate Bond Fund was as follows:

Year Ended December 31, 2013

Interest	$4,613,364
Net investment depreciation	(6,646,359)

Total	$(2,032,995)

The Plan’s interest in the investment loss of the Fund was $(18,026).

S&P 500 Index Fund—As of December 31, 2013 and 2012, the Plan’s interest in the net assets of the Fund was approximately less than 1% and 1%, respectively. The Fund attempts to replicate the S&P 500 Index by investing in the stocks that make up the S&P 500 Index, holding each stock in approximately the same proportion as its weighting within the Index. The Fund holds Common Collective Trusts that are stated at fair value based on the closing sales price reported on the pertinent exchange on the last business day of the Plan year. Investment income and expenses relating to the Fund were allocated to the individual plans based upon average monthly and quarterly balances, respectively, invested by each participant.

The following tables present the value of the undivided investments and related investment income in the S&P 500 Index Fund:

	December 31, 2013	December 31, 2012

Common Collective Trust	$295,531,145	$232,715,021

At December 31, 2013 and 2012, the Plan’s interest in the net assets of the Fund was $1,034,087 and $1,216,844, respectively.

Investment income for the S&P 500 Index Fund was as follows:

Year Ended December 31, 2013

Net investment appreciation	$73,776,352

The Plan’s interest in the investment income of the Fund was $338,862.

Extended Equity Market Index Fund—As of December 31, 2013 and 2012, the Plan’s interest in the net assets of the Fund was approximately 1%. The Fund seeks to approximate the risk/return objectives of the Dow Jones U.S. Completion Total Stock Market Index, an Index designed to represent all U.S. Equity issues with readily available prices, excluding the components of the S&P 500 Index. The Fund holds Common Collective Trusts that are stated at fair value based on the closing sales price reported on the pertinent exchange on the last business day of the Plan year. Investment income and expenses relating to the Fund were allocated to the individual plans based upon average monthly and quarterly balances, respectively, invested by each participant.

The following tables present the value of the undivided investments and related investment income in the Extended Equity Market Index Fund:

	December 31, 2013	December 31, 2012

Common Collective Trust	$131,959,439	$98,441,314

At December 31, 2013 and 2012, the Plan’s interest in the net assets of the Fund was $1,032,807 and $1,141,346, respectively.

Investment income for the Extended Equity Market Index Fund was as follows:

Year Ended December 31, 2013

Net investment appreciation	$36,680,257

The Plan’s interest in the investment income of the Fund was $356,612.

Russell 2000 Growth Index Fund—In October 2013, the Russell 2000 Growth Index Fund’s underlying assets were transferred from the Small Cap Growth Fund within the Master Trust. As of December 31, 2013, the Plan’s interest in the net assets of the Fund was approximately 1%. The Fund attempts to replicate the Russell 2000 Index by investing in the stocks that make up the Russell 2000 Index, holding each stock in approximately the same proportion as its weighting within the Russell 2000 Index. The Fund holds Common Collective Trusts that are stated at fair value based on the closing sales price reported on the pertinent exchange on the last business day of the Plan year. Investment income and expenses relating to the Fund were allocated to the individual plans based upon average monthly and quarterly balances, respectively, invested by each participant.

The following tables present the value of the undivided investments and related investment income in the Russell 2000 Growth Index Fund:

December 31, 2013

Common Collective Trust	$101,886,939

At December 31, 2013, the Plan’s interest in the net assets of the Fund was $518,961.

Investment income for the Russell 2000 Growth Index Fund was as follows:

Year Ended December 31, 2013

Net investment appreciation	$3,933,479

The Plan’s interest in the investment income of the Fund was $21,371.

6.	FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. Fair values are based on assumptions that market participants would use when pricing an asset or liability, including assumptions about risk and the risks inherent in valuation techniques and the inputs to valuations. Fair value measurements assume that the transaction occurs in the principal market for the asset or liability (the market with the most volume and activity for the asset or liability from the perspective of the reporting entity), or in the absence of a principal market, the most advantageous market for the asset or liability (the market in which the reporting entity would be able to maximize the amount received or minimize the amount paid). The Plan applies fair value measurements to the Plan’s investments in accordance with the requirements described above.

Inputs and Assumptions

The Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring the fair value of its investments. Fair value is based on actively-quoted market prices, if available. In the absence of actively-quoted market prices, the Plan seeks price information from external sources, including broker quotes. When evaluating pricing information provided by brokers, the Plan considers whether the broker is willing and able to trade at the quoted price, if the broker quotes are based on an active market or an inactive market and the extent to which brokers are utilizing a particular model if pricing is not readily available. If pricing information from external sources is not available, or if the Plan believes that observable pricing is not indicative of fair value, judgment is required to develop the estimates of fair value. In those cases, the Plan must estimate prices based on available historical and near-term future price information and certain statistical methods that reflect market assumptions.

The inputs and assumptions used in measuring fair value for investments include the following:

•	Quoted securities prices and indices

•	Securities trading information including volume and restrictions

•	Maturity

•	Interest rates

•	Credit quality

The Plan regularly evaluates and validates the inputs used to estimate fair value by a number of methods, including review and verification of models, as well as various market price verification procedures such as the use of multiple broker quotes to support the market price of the various investments in which the Plan transacts.

The Plan’s investments are stated at fair value. Mutual funds are valued at quoted market prices, which represent the value of shares held by the Plan at year-end. Investment in the Dominion Stock Fund is stated at fair value, which has been determined by the custodian and based on the fair value of the underlying investments within the fund. The Dominion Stock Fund is a unitized fund specific to the Plan and other employee benefit plans of Dominion and its subsidiaries, and is made up of Dominion common stock and a money market fund. Common Collective Trust Funds are stated at fair value as determined by the issuer of the Common Collective Trust Funds based on the fair value of the underlying investments.

Levels

The Plan utilizes the following fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

a.	Level 1—Quoted prices (unadjusted) in active markets for identical assets that the Plan has the ability to access at the measurement date.

b.	Level 2—Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the asset, including quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, inputs other than quoted prices that are observable for the asset, and inputs that are derived from observable market data by correlation or other means.

c.	Level 3—Unobservable inputs for the asset, including situations where there is little, if any, market activity for the asset.

The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. In these cases, the lowest level input that is significant to a fair value measurement in its entirety determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset.

The wrapper contracts related to GICs in the Stable Value fund, held in the Master Trust, represent a Level 3 fair value measurement due to the use of significant unobservable inputs, including the models used to measure their fair value. The Level 3 amounts are not material, therefore additional Level 3 disclosures are not included in this report.

The Plan recognizes transfers among Level 1, Level 2 and Level 3 based on fair values as of the first day of the month in which the transfer occurs. Transfers out of Level 3 represent assets that were previously classified as Level 3 for which the inputs became observable for classification in either Level 1 or Level 2.

Recurring Fair Value Measurements

Fair value measurements are separately disclosed by level within the fair value hierarchy. In 2013, the presentation related to the Intermediate Bond Fund was revised to provide transparency to its underlying investments and to present those investments within the applicable level of the fair value hierarchy in the tables below. In the past, this fund was presented as one amount in one level of the investment hierarchy, more specifically, Level 2. Also in 2013, the presentation related to the Intermediate Bond Fund, the S&P 500 Index Fund and the Extended Equity Market Index Fund was revised to present these as investments in the Master Trust. In the past, these investments were presented as investments outside of the Master Trust. Lastly, in 2013, the Dominion Stock Fund is presented as Level 1 investment in the tables below since the Level 2 investments held by the fund are insignificant. In all cases, the 2012 presentation below has been conformed to the 2013 presentation.

Plan Investments

The following table presents the Plan’s investments that are measured at fair value for each hierarchy level as of December 31, 2013 and 2012:

	2013				2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Dominion Stock Fund	$4,499,190	$—	$—	$4,499,190	$4,580,651	$—	$—	$4,580,651
Common Collective Trusts:
Short-term Investment Fund(1)	—	4,072	—	4,072	—	1,088	—	1,088
Target Retirement Trust I(2)	—	2,284,708	—	2,284,708	—	2,187,724	—	2,187,724
Mutual Fund:
International Equity Fund	1,137,001	—	—	1,137,001	1,292,925	—	—	1,292,925

	$5,636,191	$2,288,780	$—	$7,924,971	$5,873,576	$2,188,812	$—	$8,062,388

(1)	The Short-term Investment Fund is a money market account used for temporary investment and is not an investment option for participants.
(2)	In July 2013, the Target Retirement Trust II was changed to the Target Retirement Trust I. The 2013 and the 2012 balances represent the Trust I and the Trust II Funds, respectively.

Investments Held in Master Trust

The following table presents the investments held in the Master Trust for the Plan and other employee benefit plans of Dominion and its subsidiaries that are measured at fair value for each hierarchy level as of December 31, 2013 and 2012:

	2013				2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Master Trust(1):
Stable Value Fund:
Cash equivalents	$—	$390,974,593	$—	$390,974,593	$—	$393,196,724	$—	$393,196,724
GICs:
Fixed Maturity Synthetic GICs:
Bank of America Bond	—	—	—	—	1,831,511	—	—	1,831,511
J.P. Morgan Chase Bank Bond	138,898	—	—	138,898	865,432	—	—	865,432
Rabobank Bond	1,212,860	—	—	1,212,860	1,515,037	—	—	1,515,037
Constant Duration Synthetic GICs:
1-3 Year Credit Bond Index Fund	—	17,408,057	—	17,408,057	—	84,070,904	—	84,070,904
1-3 Year Gov’t Bond Index Fund	—	34,696,727	—	34,696,727	—	44,285,081	—	44,285,081
Asset-Backed Securities Index Fund	—	41,707,201	—	41,707,201	—	46,708,210	—	46,708,210
Commercial Mortgage-Backed Sec. Index Fund	—	5,804,513	—	5,804,513	—	7,086,141	—	7,086,141
Government Bond Index Fund	—	16,116,653	—	16,116,653	—	—	—	—
Credit Bond Index Fund	—	62,654,792	—	62,654,792	—	—	—	—
Mortgage-Backed Sec. Index Fund	—	52,875,629	—	52,875,629	—	50,983,144	—	50,983,144
Wrapper Contracts	—	—	52,856	52,856	—	—	66,526	66,526

Total Stable Value Fund	1,351,758	622,238,165	52,856	623,642,779	4,211,980	626,330,204	66,526	630,608,710

	2013				2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Large Cap Value Fund:
Cash equivalents	—	1,232,571	—	1,232,571	29,954	623,909	—	653,863
Corporate stocks	60,732,431	—	—	60,732,431	44,547,996	—	—	44,547,996

Total Large Cap Value Fund	60,732,431	1,232,571	—	61,965,002	44,577,950	623,909	—	45,201,859

Large Cap Growth Fund:
Cash equivalents	—	1,689,816	—	1,689,816	92,188	647,634	—	739,822
Corporate stocks	94,950,256	—	—	94,950,256	72,324,383	—	—	72,324,383

Total Large Cap Growth Fund	94,950,256	1,689,816	—	96,640,072	72,416,571	647,634	—	73,064,205

Small Cap Value Fund:
Cash equivalents	—	1,581,156	—	1,581,156	63,561	1,133,163	—	1,196,724
Corporate stocks	87,379,594	—	—	87,379,594	64,139,909	—	—	64,139,909

Total Small Cap Value Fund	87,379,594	1,581,156	—	88,960,750	64,203,470	1,133,163	—	65,336,633

Small Cap Growth Fund(2):
Cash equivalents	—	—	—	—	—	743,019	—	743,019
Corporate stocks	—	—	—	—	71,400,010	—	—	71,400,010

Total Small Cap Growth Fund	—	—	—	—	71,400,010	743,019	—	72,143,029

Real Estate Fund:
Cash equivalents	—	1,263,608	—	1,263,608	246,490	1,738,505	—	1,984,995
Corporate stocks	59,430,072	—	—	59,430,072	63,187,735	—	—	63,187,735

Total Real Estate Fund	59,430,072	1,263,608	—	60,693,680	63,434,225	1,738,505	—	65,172,730

Intermediate Bond Fund:
Cash	130,762	—	—	130,762	600,422	—	—	600,422
PIMCO Mortgage Portfolio	—	28,787,813	—	28,787,813	—	45,081,414	—	45,081,414
PIMCO U.S. Government Sector Portfolio	—	16,306,350	—	16,306,350	—	21,360,667	—	21,360,667
PIMCO Investment Grade Corporate Portfolio	—	15,823,674	—	15,823,674	—	22,312,017	—	22,312,017
PIMCO Real Return Portfolio	—	13,660,758	—	13,660,758	—	20,133,943	—	20,133,943
PIMCO Short-Term Floating NAV Portfolio II	—	10,914,559	—	10,914,559	—	8,402,024	—	8,402,024
PIMCO International Portfolio	—	8,690,002	—	8,690,002	—	11,618,517	—	11,618,517
PIMCO Emerging Markets Portfolio	—	3,296,656	—	3,296,656	—	4,583,128	—	4,583,128
PIMCO Asset-Backed Securities Portfolio	—	2,516,225	—	2,516,225	—	3,147,005	—	3,147,005
PIMCO Short-Term Portfolio	—	2,249,245	—	2,249,245	—	2,926,853	—	2,926,853
PIMCO High Yield Portfolio	—	2,189,254	—	2,189,254	—	2,793,652	—	2,793,652
PIMCO Municipal Sector Portfolio	—	1,081,813	—	1,081,813	—	1,518,136	—	1,518,316

Total Intermediate Bond Fund	130,762	105,516,349	—	105,647,111	600,422	143,877,356	—	144,477,778

S&P 500 Index Fund	—	295,531,145	—	295,531,145	—	232,715,021	—	232,715,021
Extended Equity Market Index Fund	—	131,959,439	—	131,959,439	—	98,441,314	—	98,441,314
Russell 2000 Growth Index Fund(2)	—	101,886,939	—	101,886,939	—	—	—	—

Total Master Trust	$303,974,873	$1,262,899,188	$52,856	$1,566,926,917	$320,844,628	$1,106,250,125	$66,526	$1,427,161,279

(1)	As discussed in Note 5, the Plan’s interest in the net assets of the Master Trust at December 31, 2013 and 2012 was as follows: Stable Value Fund (less than 1% for both periods), Large Cap Value Fund (1% for both periods), Large Cap Growth Fund (1% for both periods), Small Cap Value Fund (1% for both periods), Small Cap Growth Fund (1% for 2012), Real Estate Fund (1% for both periods), Intermediate Bond Fund (1% for both periods), S&P 500 Index Fund (less than 1% for 2013 and 1% for 2012), Extended Equity Market Index Fund (1% for both periods) and Russell 2000 Growth Index Fund (1% for 2013).
(2)	In October 2013, the Small Cap Growth Fund’s underlying assets were transferred to the Russell 2000 Growth Index Fund within the Master Trust.

7.	FEDERAL INCOME TAX STATUS

The Plan is a qualified employees’ profit sharing trust under Section 401(k) of the IRC and, as such, is exempt from federal income taxes under Section 501(a). Pursuant to Section 402(a) of the IRC, a participant is not taxed on the income and pre-tax contributions allocated to the participant’s account until such time as the participant or the participant’s beneficiaries receive distributions from the Plan.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service (IRS). The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

The Plan obtained its latest determination letter on July 14, 2011, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

As of December 31, 2013, the Plan had an interest in the Master Trust and invested in shares of certain Common Collective Trusts that were managed by Northern Trust. At that date, Northern Trust was the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each investment fund.

At December 31, 2013 and 2012, the Plan’s investment in the Dominion Stock Fund included 69,550 and 88,430 shares, respectively, of common stock of Dominion, the Plan sponsor, with a cost basis of approximately $3 million and $4 million, respectively. During the year ended December 31, 2013, the Plan recorded dividend income related to Dominion common stock of approximately $179,000.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

	December 31, 2013	December 31, 2012

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS:
Net assets available for benefits per the financial statements	$15,545,836	$16,821,530
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	8,682	33,218

Net assets available for benefits per the Form 5500, at fair value	$15,554,518	$16,854,748

Year Ended December 31, 2013
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS:
Net decrease in net assets per the financial statements	$(1,275,694)
Net change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(24,536)

Net decrease in net assets per the Form 5500	$(1,300,230)

10.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

11.	OTHER MATTER

In the second quarter of 2013, Kewaunee ceased power production and commenced decommissioning activities. Dominion expects that future commitments to the Plan will decrease significantly as a result of these events.

SUPPLEMENTAL SCHEDULES

DOMINION KEWAUNEE UNION SAVINGS PLAN

Employer ID No. 54-1229715

Plan Number: 009

FORM 5500, SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

*	Dominion Resources, Inc.	Dominion Stock Fund	$3,392,363	$4,499,190

		Common Collective Trusts:
*	Northern Trust Global Investments	Short-term Investment Fund**	4,072	4,072
	The Vanguard Group, Inc.	Target Retirement Income Trust I	228,259	246,648
	The Vanguard Group, Inc.	Target Retirement 2015 Trust I	361,696	437,135
	The Vanguard Group, Inc.	Target Retirement 2020 Trust I	113,725	145,535
	The Vanguard Group, Inc.	Target Retirement 2025 Trust I	177,441	233,879
	The Vanguard Group, Inc.	Target Retirement 2030 Trust I	241,194	312,453
	The Vanguard Group, Inc.	Target Retirement 2035 Trust I	207,988	285,431
	The Vanguard Group, Inc.	Target Retirement 2040 Trust I	163,571	228,216
	The Vanguard Group, Inc.	Target Retirement 2045 Trust I	185,213	254,357
	The Vanguard Group, Inc.	Target Retirement 2050 Trust I	80,052	108,785
	The Vanguard Group, Inc.	Target Retirement 2055 Trust I	25,094	32,269

			1,788,305	2,288,780

		Mutual Fund:
	American EuroPacific Growth Fund	International Equity Fund	996,041	1,137,001

	Total investments excluding interest in Master Trust		6,176,709	7,924,971

		Loans to Participants (interest rate 5.25% and range of maturity dates—5/24/15 to 12/21/16)	53,697	53,697

	Total assets (held at end of year)		$6,230,406	$7,978,668

*	A party-in-interest as defined by ERISA.
**	The Short-term Investment Fund is a money market account used for temporary investment and is not an investment option for participants.

DOMINION KEWAUNEE UNION SAVINGS PLAN

Employer ID No. 54-1229715

Plan Number: 009

FORM 5500, SCHEDULE H, PART IV, LINE 4j—

SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 2013

Single Transactions in Excess of Five Percent of Plan Assets:

There were no reportable transactions.

Series of Transactions in Excess of Five Percent of Plan Assets:

Shares/ Units	(a) Identity of Party Involved	(b) Descriptions of Asset (include interest rate and maturity in case of a loan)	Number of Transactions	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(i) Net Gain or (Loss)

5,458,580	Short Term Investments	Cash and Cash Equivalents	171	$5,458,580	$—	$5,458,580	$—
5,452,800	Short Term Investments	Cash and Cash Equivalents	112	—	5,452,800	5,452,800	—
35,998	*Dominion Stock Fund	Corporate Stock-Common	128	—	2,115,503	1,694,793	420,710
69,758	S&P 500 Index Fund	Common Collective Trust	42	—	1,081,428	871,475	209,953
82,593	The Bank of New York Mellon	Stable Value Fund	77	—	1,902,012	1,902,012	—
85,768	The Bank of New York Mellon	Stable Value Fund	49	—	1,979,254	1,952,138	27,116

*	A party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION KEWAUNEE UNION SAVINGS PLAN
(name of plan)

Date: June 30, 2014	/s/ Shannon Venable
Shannon Venable
Vice President, Dominion Resources Services, Inc.
Human Resources